  KONGZHONG CORPORATION REPORTS THIRD QUARTER 2006 UNAUDITED FINANCIAL RESULTS
                        -- REVENUE UP 24% YEAR-OVER-YEAR

Beijing, China, November 9, 2006 -- KongZhong Corporation (NASDAQ: KONG), a leading provider of wireless value-added services and the operator of a leading wireless Internet portal in China, today announced its unaudited third quarter 2006 financial results.


THIRD QUARTER 2006 FINANCIAL HIGHLIGHTS:

o Total revenues in the third quarter of 2006 grew 24% year-over-year to $25.08 million, exceeding the Company's third quarter revenue guidance of $23 million to $24 million.

o Total advertising revenue generated from KongZhong's wireless internet portal Kong.net increased from $22,000 in the second quarter of 2006 to $59,000 in the third quarter of 2006.

o US GAAP net income grew 41% year-over-year but decreased 37% sequentially to $4.82 million. Diluted earnings per ADS in the third quarter were $0.14. The Company made a one-time provision of $3.5 million related to the settlement of a class action lawsuit during the third quarter of 2005.

o Non-GAAP net income in the third quarter of 2006 grew 57% from same period last year but decreased 33% from the second quarter of 2006 to $5.53 million. Non-GAAP diluted earnings per ADS were $0.16. Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled "Non-GAAP Financial Measures".

Commenting on the results, Yunfan Zhou, Chairman and Chief Executive Officer, said, "As we anticipated, due to some regulatory changes introduced by the telecommunication operators in the third quarter, our revenue in the third quarter declined from the previous quarter. However, we are pleased that our revenue exceeded our third quarter guidance. As previously announced, we still anticipate challenges in the wireless value-added business during the remainder of 2006. On the other hand, we continue to make progress in our wireless internet portal business. Although the wireless internet portal is in the early development stage, we have begun to see the growth of our mobile advertising revenue. We will continue to invest in the wireless internet portal Kong.net and we are confident about its future."


BUSINESS HIGHLIGHTS:

o KongZhong signed an agreement with Beijing Mapabc, a digital map provider, to provide local search services on Kong.net.

o Kong.net was named "Media with the Highest Potential" at the 2006 China Advertising Summit.

o On October 17, 2006 KongZhong's in-house developed mobile networking game "e 3-Kingdom" was named "Most Popular Mobile Networking Game" at the 2006 China Joy Best Games Contest. In addition KongZhong and KongZhong Mammoth, KongZhong's wireless game subsidiary, received the following awards:

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     o    Best Mobile Game Developer

     o    Best Mobile Game Publisher

     o    Best Mobile Networking Game Operator


FINANCIAL RESULTS:

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)


Revenues

Total revenues for the third quarter increased 24% from the same quarter of 2005 to $25.08 million but decreased 17% from the second quarter of 2006. Revenue from 2.5G services accounted for approximately 44% of total revenues and revenue from 2G services represented the remaining 56%.

Revenue from 2.5G services, which include services delivered using wireless application protocol (WAP), multimedia messaging service (MMS), and Java technologies, decreased 24% from the same period in 2005 and decreased 20% from the second quarter of 2006 to $10.97 million. The sequential revenue decrease was primarily due to new regulatory changes introduced by China Mobile during the third quarter that, among other things, imposed a one-month free trial period for new users, required that subscription reminders be sent to existing users and cancelled the billing of WAP subscriptions that have not been active for more than four months. WAP revenue in the third quarter of 2006 was $5.79 million, a decrease of 39% from the same quarter of 2005 and a decrease of 13% from the second quarter of 2006. MMS revenue in the third quarter of 2006 was $4.76 million, an increase of 27% from the same period of 2005, but a decrease of 27% from the second quarter of 2006. Java revenue in the third quarter was $0.43 million, a 60% decrease from the third quarter of 2005 and a 27% decrease sequentially.

Revenue from 2G services, including short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT), grew 139% year-over-year but decreased 14% quarter-over-quarter to $14.04 million in the third quarter of 2006. Year-over-year growth in 2G revenue was primarily driven by the acquisition of Sharp Edge, which was completed in the first quarter of 2006. The sequential revenue decrease was primarily due to the regulatory changes described above as well as new requirements by telecommunication operators that new users confirm subscriptions twice. SMS revenue in the third quarter of 2006 was $10.88 million, which was 165% higher than the same period of 2005 and 14% lower than the previous quarter. IVR revenue in the third quarter of 2006 was $1.72 million, a 22% increase year-over-year but a 21% decrease sequentially. CRBT revenue grew by 324% year-over-year, but decreased 1% sequentially to $1.44 million in the third quarter of 2006.

The table below sets forth the revenue breakdown by technology platforms.

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
--------------------------------------------------------------------------------
                 3Q05           Q405       1Q06          2Q06          3Q06
--------------------------------------------------------------------------------
2.5G:            71%            67%        64%           46%           44%
--------------------------------------------------------------------------------
     WAP         47%            40%        32%           22%           23%
--------------------------------------------------------------------------------
     MMS         19%            22%        28%           22%           19%
--------------------------------------------------------------------------------
     Java        5%             5%         4%            2%            2%
--------------------------------------------------------------------------------
2G:              29%            33%        36%           54%           56%
--------------------------------------------------------------------------------
     SMS         20%            25%        29%           42%           43%
--------------------------------------------------------------------------------
     IVR         7%             6%         4%            7%            7%
--------------------------------------------------------------------------------
     CRBT and    2%             2%         3%            5%            6%
     others
--------------------------------------------------------------------------------
Total            100%           100%       100%          100%          100%
--------------------------------------------------------------------------------

The Company continues to make progress in diversifying operator relationships. Total revenues from China Unicom, China Telecom, and China Netcom accounted for approximately 25% of the total third quarter revenues, compared to 23% in the second quarter of 2006.

Total advertising revenue generated from KongZhong's wireless internet portal Kong.net increased from $22,000 in the second quarter of 2006 to $59,000 in the third quarter of 2006.


Expenses

The cost of revenue in the third quarter of 2006 totaled $11.39 million, an increase of 40% from the third quarter of 2005 and a decrease of 12% from the second quarter of 2006. Gross margin in the third quarter of 2006 was 55% compared to 57% in the previous quarter. The lower gross margin was primarily due to the fixed nature of certain costs of revenue despite the decline in revenue.

Total operating expenses in the third quarter of 2006 were $9.77 million, an increase of 6% year-over-year but a decrease of 3% quarter-over-quarter. Product development expenses increased by 7% quarter-over-quarter and represented 13% of revenue. General and administrative expenses decreased by 15% from the second quarter of 2006 and represented 8% of revenue. Sales and marketing expenses decreased by 4% quarter-over-quarter and represented 18% of revenue. The increase in product development expenses was primarily due to a one-time expense related to the headcount reduction program.

Total cost associated with the Company's wireless internet portal business in the third quarter 2006 was approximately $2.7 million, slightly lower than previous quarter. It included $1.2 million in marketing expenses.

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The Company recorded $0.52 million in non-cash share-based compensation expenses in the third quarter, compared to $0.47 million in the second quarter of 2006.
On July 31, 2006, the Company announced a headcount reduction program, which has been completed. The Company's total headcount declined from 1,016 as of June 30, 2006 to 816 as of September 30, 2006. The Company estimated that the headcount reduction will result in a cost savings of approximately $500,000 in the fourth quarter of 2006.


Earnings

US GAAP net income totaled $4.82 million in the third quarter of 2006, an increase of 41% from the same period of last year but a decrease of 37% from the second quarter of 2006. The Company made a one-time provision of $3.5 million related to the settlement of a class action lawsuit during the third quarter of 2005. Diluted US GAAP earnings per ADS were $0.14 for the third quarter.

Non-GAAP income in the third quarter of 2006 was $5.53 million, a 57% increase from the same period in 2005 but a 33% decrease from the previous quarter. Diluted Non-GAAP earnings per ADS were $0.16.


Balance Sheet and Cash Flow

As of September 30, 2006, the Company had $118.61 million in cash and cash equivalents. Cash flow from operating activities totaled $7.74 million in the third quarter of 2006.


BUSINESS OUTLOOK:

As a result of the continuing impact of regulatory changes introduced by telecommunication operators and Ministry of Information Industry, and based on information available on November 9, 2006, the Company expects total revenues for the fourth quarter of 2006 to be between $20.5 million and $21.5 million.


CONFERENCE CALL:

The Company's management team will conduct a conference call at 8:30 am Beijing time on November 9, (7:30 pm Eastern time and 4:30 pm Pacific time on November 8, 2006). A webcast of this conference call will be accessible on the Company's web site at http://ir.kongzhong.com.

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                              KONGZHONG CORPORATION

                   Condensed Consolidated Statements of Income
      (US$ thousands, except percentages, per share data, and share count)
                                   (Unaudited)

                                                  For the Three    For the Three   For the Three
                                                  Months Ended     Months Ended    Months Ended
                                                  Sep. 30, 2005    Jun. 30, 2006   Sep. 30, 2006
                                                    (Note 1)         (Note 2)         (Note 3)
                                                  -------------    -------------   -------------
Revenues                                            $ 20,255         $ 30,068         $ 25,082
Cost of revenues                                       8,120           12,943           11,394
                                                    --------         --------         --------
Gross profit                                          12,135           17,125           13,688
Operating expenses
 Product development                                   2,315            2,970            3,186
 Sales & marketing                                     1,326            4,712            4,531
 General & administrative                              5,608            2,417            2,053
                                                    --------         --------         --------
 Subtotal                                              9,249           10,099            9,770
                                                    --------         --------         --------
Operating income                                       2,886            7,026            3,918
Non-operating expenses (income)
 Interest expenses (income)                             (689)            (915)          (1,036)
 Other expenses (income)                                  --               87                4
                                                    --------         --------         --------
 Subtotal                                               (689)            (828)          (1,032)
                                                    --------         --------         --------
Income before tax expense                              3,575            7,854            4,950
Income tax expense                                       149              255              131
                                                    --------         --------         --------
Net income                                             3,426            7,599            4,819
                                                    ========         ========         ========
Basic earnings per ADS                              $   0.10         $   0.22         $   0.14
Diluted earnings per ADS                            $   0.10         $   0.21         $   0.14
Margin Analysis:
Gross margin                                              60%              57%              55%
Operating margin                                          14%              23%              16%
Net margin                                                17%              25%              19%
Additional Data:
2.5G revenue                                        $ 14,366         $ 13,773         $ 10,974
2G revenue                                             5,866           16,256           14,043
ADS outstanding (million)                              34.45            34.89            35.15
ADS used in diluted EPS calculation (million)          35.64            35.67            35.66

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) for the third quarter of 2005 is based on the weighted average rate of USD 1.00=RMB 8.1391 (the exchange rate quoted by the People's Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) for the second quarter of 2006 is based on the weighted average rate of USD 1.00=RMB 8.0130 (the exchange rate quoted by the People's Bank of China).

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

Note 3: The conversion of Renminbi (RMB) into US dollar (USD) for the third quarter of 2006 is based on the weighted average rate of USD 1.00=RMB 7.9678 (the exchange rate quoted by the People's Bank of China).

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

                              KONGZHONG CORPORATION
Condensed Consolidated Statements of Cash Flows

(US$ thousands)

(Unaudited)


                                              FOR THE 9 MONTHS ENDED    FOR THE 9 MONTHS ENDED
                                                   SEP. 30 2005             SEP. 30, 2006
                                                      (NOTE 1)                (NOTE 2)
                                              ----------------------    -----------------------

Cash Flows From Operating Activities
Net Income                                            $  15,911          $  21,028
Adjustments
 Share-based compensation expenses                          270              1,337
  Depreciation and amortization                           1,265              2,284
  Loss on disposal of property and equipment                  3                  4
 Gain on sales of investment                                 --             (1,241)
  Changes in operating assets and liabilities             6,059             (6,862)
                                                      ---------          ---------
Net Cash Provided by Operating Activities                23,508             16,550

Cash Flows From Investing Activities
Proceeds from sales of investment                            --              1,741
Purchase of property and equipment                       (1,820)            (2,164)
Acquisition of long-term investments                       (500)                 -
Acquisition of subsidiaries                                (819)           (17,325)
                                                      ---------          ---------
Net Cash Used in Investing Activities                    (3,139)           (17,748)

Cash Flows From Financing Activities
Exercise of employee share options                          109              1,538
Decrease in minority interest                               (97)                --
                                                      ---------          ---------
Net Cash Provided by Financing Activities                    12              1,538

Foreign Currency Translation Adjustments                    630              1,125

Net increase in Cash and Cash Equivalents                21,011              1,465
Cash and Cash Equivalents, Beginning of Year             90,714            117,142
Cash and Cash Equivalents, End of Year                  111,725            118,607


Note 1: The conversion of Renminbi (RMB) into US dollar (USD) for the first 9 months of 2005 is based on the weighted average rate of USD 1.00=RMB 8.2307 (the exchange rate quoted by the People's Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) for the first 9 months of 2006 is based on the weighted average rate of USD 1.00=RMB 8.0106 (the exchange rate quoted by the People's Bank of China).

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

                              KongZhong Corporation
                      Condensed Consolidated Balance Sheets
                                 (US$ thousands)
                                   (Unaudited)

                                            SEP. 30, 2005   JUN. 30, 2006   SEP. 30, 2006
                                              (NOTE 1)        (NOTE 2)        (NOTE 3)


Cash and cash equivalents                      $111,725       $122,285       $118,607
Accounts receivable (net)                        10,243         18,900         17,471
Other current assets                              1,504          2,424          2,110
                                               --------       --------       --------
Total current assets                            123,472        143,609        138,188

Rental deposits                                     392            556            565
Intangible assets                                   276          2,226          2,078
Property and equipment (net)                      3,089          3,080          3,426
Long-term investment                                500             --             --
Goodwill                                            646          4,434         15,751
                                               --------       --------       --------
Total assets                                   $128,375       $153,905       $160,008

Accounts payable                               $  4,048       $  5,009       $  5,625
Other current liabilities                         7,248          5,849          4,712

Minority interest                                    24             24             24
                                               --------       --------       --------
Total liabilities                                11,320         10,882         10,361
Shareholders' equity                            117,055        143,023        149,647
                                               --------       --------       --------
Total liabilities & shareholders' equity       $128,375       $153,905       $160,008

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of Sep 30, 2005 USD1.00=RMB 8.0920 (the exchange rate quoted by the People's Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of Jun 30, 2006 USD1.00=RMB 7.9956 (the exchange rate quoted by the People's Bank of China).

Note 3: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of Sep 30, 2006 USD1.00=RMB 7.9087 (the exchange rate quoted by the People's Bank of China).

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

NON-GAAP FINANCIAL MEASURES

To supplement the unaudited condensed statements of income presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), the Company uses non-GAAP financial measures ("Non-GAAP Financial Measures") of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors' overall understanding of the Company's current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company's non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization or write-off of intangibles, and non-cash share-based compensation expense. Reconciliation of the Company's Non-GAAP Financial Measures to the GAAP financial measures is set forth below.

                                              FOR THE THREE     FOR THE THREE     FOR THE THREE
                                               MONTHS ENDED      MONTHS ENDED      MONTHS ENDED
                                              SEP. 30, 2005     JUN. 30, 2006     SEP. 30, 2006
                                              -------------     -------------     -------------

GAAP Net Income                                    $3,426           $7,599           $4,819
Non-cash share-based compensation                      80              469              521
Amortization or write-off of intangibles               26              167              192
                                                   ------           ------           ------
Non-GAAP Net Income                                $3,532           $8,235           $5,532
Non-GAAP diluted net income per ADS                  0.10             0.23             0.16



ABOUT KONGZHONG:

KongZhong Corporation is a leading provider of wireless value-added services and also operates one of the leading wireless Internet portals in China. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVA, short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT). The Company also operates a wireless internet portal, Kong.net, which enables users to access media and entertainment content directly from their mobile phones.


SAFE HARBOR STATEMENT

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services market and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China's wireless value-added services market and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China's telecommunications operators; our dependence on the billing systems of telecommunication operators for our performance; changes in the regulations or policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time

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to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.


KONGZHONG CONTACTS

Investor Contact:                                 Media Contact:
Jillian Wang                                      Mike Fang
SVP of Corporate Development and IR               VP of Marketing
Tel.:         +86 10 8857 6000                    Tel: +86 10 8857 6000
Fax:          +86 10 8857 5893                    Fax: +86 10 8857 5900
E-mail:       ir@kongzhong.com                    E-mail: mikefang@kongzhong.com

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